
September 13, 2012

Via E-mail
Ian Toews
Chief Executive Officer
Vampt America, Inc.
2212 Queen Anne Avenue N.
Seattle, Washington 98109

> **Re:** **Vampt America, Inc. (fka Coronado Corp.)**
> **Amendment to Form 8-K**
> **Filed September 4, 2012**
> **Form 10-Q for the Period Ended June 30, 2012**
> **Filed August 21, 2012**
> **File: 000-53998**

Dear Mr. Toews:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment to Form 8-K filed September 4, 2012

Security Ownership of Certain Beneficial Owners and Management, page 17

1. Please disclose the natural person(s) with ultimate voting or investment control over the shares held by Kalamalka Partners Ltd.

Pro Forma Financial Statements, page 33

Note 2 - Pro Forma Adjustments to Balance Sheet and Statement of Operations, page F-4

2.   You indicate in Note C that the pro forma adjustment reflects the elimination of Vampt's common stock and the issuance of Coronado's common stock pursuant to the terms of the merger. As a result of these adjustments, 6.8 million shares of common stock were outstanding as at March 31, 2012. However, this number does not reflect the 10,568,751 of common shares issued to Vampt. Please revise the note to resolve this apparent inconsistency.

3.   We note that the pro forma loss per share for the year ended December 31, 2011 and the three months ended March 31, 2012 are based on Coronado's pre-merger historical weighted average number of shares outstanding rather than the weighted average number of shares outstanding during the period adjusted to give effect to shares subsequently issued. Please revise or tell us why no revision is required.

Exhibits

4.   We note your response to comment 9 in our letter dated July 24, 2012. There are numerous references to schedules in Exhibit 2.1, the merger agreement. Please explain these references given that there are no schedules attached to the agreement.

5.   We note your response to comment 10 in our letter dated July 24, 2012. Exhibit 3.5 still appears to be filed in improper electronic format. Please file the exhibit in proper electronic format with your next amendment.

Form 10-Q for the six months ended June 30, 2012

Management's Discussion and Analysis, page 5

Results of Operations - Six Months ended June 30, 2012 and Six Months ended June 30, 2011, page 7

6.   You disclose that revenues have decreased in 2012 from the comparative interim period in 2011 because you did not launch the product in any new markets. Tell us, and revise future filings to explain, whether or not these markets have accepted your product sufficiently to generate recurring revenue and if not, explain why recurring revenue cannot be generated. Please also expand this discussion in future filings to address your apparent dependence on launching your product in new markets to generate revenue and the effect of this reliance on your business and financial statements.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476, or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3795, with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Jenna Virk, Esq.